December 29, 2015

VIA EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:	Centrus Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-14287

Dear Ms. Jenkins:

This letter will confirm the telephone conversation this morning of you and John Dorrian of Centrus Energy Corp. that our response to the SEC’s comment letter dated December 23, 2015 shall be due on or before Friday, January 15, 2016.

Sincerely,

/s/ Stephen S. Greene
Stephen S. Greene
Senior Vice President, Chief Financial Officer and Treasurer